Curtis, Mallet-Prevost, Colt & Mosle llp

Frankfurt Muscat Houston Paris London Stamford		Telephone 212-696-6000
Mexico City	Attorneys and Counsellors at Law	Facsimile 212-697-1559
Washington, D.C.	101 Park Avenue	E-Mail info@cm-p.com
Milan	New York, New York 10178—0061	Internet www.cm-p.com
April 19, 2007
VIA EDGAR AND FACSIMILE
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jay Webb, Reviewing Accountant

Re:	Flextronics International Ltd.
Form 10-K for the Fiscal Year Ended March 31, 2006
Filed May 31, 2006
Form 10-Q for the Fiscal Quarter Ended September 30, 2006
Form 8-K filed January 30, 2007
File No. 000-23354
Ladies and Gentlemen:
     On behalf of Flextronics International Ltd., a Singapore company (the “Company”), we are providing this letter in response to the comments raised in the letter dated February 5, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission to Mr. Thomas J. Smach, Chief Financial Officer of the Company. Set forth below are the Company’s responses to the Staff’s comments. To facilitate your review, each Staff comment, as set forth in the Comment Letter, is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response from the Company.
Form 10-K for the Fiscal Year Ended March 31, 2006
Note 6. Trade Receivables Securitization, page 67
1.	We see that you sell a designated pool of receivables to a third-party qualified special purpose entity and to third-party banking institutions with certain recourse obligations. We also note these accounts receivable balances are then recorded as sold and removed from the consolidated balance sheets. Please tell us how your accounting and

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presentation of these transactions complies with SFAS 140 or other applicable generally accepted accounting principles. Please specifically address how you determined the transfer of the receivables to both the third-party qualified special purpose entity and to the third-party banking institutions met the sales criteria of paragraph 9 of SFAS 140.
     Response:
The Company advises the Staff that for transfers of receivables to both the QSPE and to third-party banking institutions, the criteria of paragraph 9 of SFAS 140 have been evaluated as follows:
a.	The transferred assets have been isolated from the transferor — put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership
For all transfers of receivables to the QSPE, the Company has obtained legal opinions to support the assertion that the transferred receivables have been isolated from the Company — put presumptively beyond the reach of the Company and its creditors, even in bankruptcy or other receivership. For all transfers of receivables to third-party banking institutions, counsel to the Company has issued “true sale” opinions to the third-party banking institutions supporting that the transferred assets have been validly sold.
b.	Each transferee (or, if the transferee is a qualifying SPE, each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor
The terms of the contractual arrangements with the holders of the beneficial interests in the QSPE and third-party banking institutions provide such parties the right to pledge or exchange the receivables they receive. Further, there are no conditions in the transfer agreements that both constrain the transferee (in the case of sales to third-party banking institutions) or the holders of the QSPE from taking advantage of their rights to pledge or exchange the receivables and provides more than a trivial benefit to the Company.
c.	The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.
For transfers to the QSPE, the Company does not have the ability to unilaterally cause the holder to return specific assets. Further, the Company only has the

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ability to repurchase written-off receivables via a Return-of-Accounts Provision (ROAP). Paragraph 87b of SFAS 140 specifically provides that a ROAP related to written-off receivables does not preclude a transfer from being accounted for as a sale.
For transfers to the third-party banking institutions, the Company does not have the ability to unilaterally cause the holder to return specific assets, nor does the Company have the ability to repurchase or redeem the transferred assets.
The Company further advises the Staff that its current accounting for transfers to the QSPE and to third-party banking institutions, which are treated as sales under paragraph 9 of SFAS 140, is consistent with the provisions of paragraphs 10 and 11 of SFAS 140. Specifically, the Company:
•	Continues to carry on its balance sheet any retained interest in the transferred receivables, consisting solely of the Company’s beneficial interest in assets transferred to the QSPE (i.e., its investment participation in the QSPE) and its recourse obligation that is limited to a deferred purchase price receivable, which approximates 5% of the total sold receivables, or the Company’s nominal recourse obligation for assets transferred to other third-party banking institutions (paragraph 10a).

•	Allocates the previous carrying amount between the receivables sold and the retained interests, if any, based on their relative fair values at the date of transfer (paragraph 10b).

•	Derecognizes the receivables sold (paragraph 11a).

•	Recognizes all assets obtained and liabilities incurred in consideration as proceeds of the sale (paragraph 11b).

•	Initially measures at fair value the assets obtained and liabilities incurred in the sale (paragraph 11c).

•	Recognizes in earnings any gain or loss on the sale (paragraph 11d). We supplementally advise the Staff that no material gains or losses on sale have been incurred to date.
Note 10. Restructuring Activities, page 73
2.	We note on page 73 that you have undergone a series of restructuring activities in each of your last three fiscal years related to the “closure of various manufacturing facilities”. We also see that you have presented the disclosures of the restructuring activities aggregated for each fiscal year. Paragraph 20 of SFAS 146 requires the separate

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disclosure of each exit or disposal activity, beginning in the period in which it is initiated, until the activity is completed. Please clarify for us whether each fiscal year is considered a separate exit or disposal activity in accordance with SFAS 146 or if multiple activities are aggregated into the disclosure for each fiscal year. Please also clarify this fact in future filing. Furthermore, please also provide additional specific disclosure of the details of each plan, including reference to the actual manufacturing locations included in each plan.
     Response:
We would like to advise the Staff that our restructuring activities have encompassed over 40 different manufacturing locations over the fiscal years presented and therefore our restructuring efforts have not been part of one or even several overall plans, but rather many dozens of individual actions. Our restructuring activities include reducing excess workforce and capacity, consolidating and relocating certain manufacturing facilities to lower-cost regions, and consolidating and relocating certain administrative facilities. These restructuring activities involve multiple actions at each location, and each action has been completed in multiple steps, which have occurred on well over one hundred different dates. Thus, the Company’s current disclosure reflects multiple activities aggregated into each fiscal year.
We believe it is important for the Staff to understand that although the Company’s manufacturing facilities are homogeneous, the Company does not have the ability to unilaterally shift specific customer programs from one facility to another. The Company’s customers determine the location for their production after each customer performs a comprehensive individual manufacturing facility review and qualification process. Customers’ manufacturing orders can only be fulfilled by us at factories “qualified” and specified by the customer, and that can provide a cost competitive solution acceptable to the customer. As a result, the Company does not have the unilateral ability to “balance” capacity amongst its different manufacturing facilities by shifting customer programs from one facility to another. The Company’s restructuring activities are done in response to changes in customer demand, and therefore the only way the Company can address capacity issues is through restructuring efforts to reduce capacity at a specific factory or through the complete closure of a factory. Most often these actions result in our realignment of our global capacity and infrastructure to lower-cost geographies thereby improving our operational efficiency and providing for better utilization of our overall existing manufacturing capacity. Accordingly, our restructuring efforts have not been part of one or even several overall plans, but rather many dozens of individual plans carried out on well over one hundred different dates. There are no groupings of restructuring plans; rather individual factories are required to adjust their individual cost structures to align with current and prospective customer demand requirements. The Company is not exiting lines of business, but rather it is adjusting individual factory cost structures as those individual factories all perform similar electronic manufacturing services.

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We would like to highlight to the Staff that the Company’s current disclosures consolidate similar charges contemplated in its individual actions by period, and disclose our restructuring activities aggregated by geographic area. Additionally, the Company’s current disclosures provide a roll-forward presentation to separately reconcile all activities for all periods until the associated plan(s) have been completed.
The Company believes that its current disclosure adequately provides clarity as to the fact that multiple activities are aggregated for each quarter of each fiscal year. We respectfully submit that any disaggregation of our restructuring activities in any other fashion would not be meaningful to the reader of our financial statements. Additionally, we respectfully submit that given the above, the specific identifications of the facilities being closed, moved, or rationalized would not be meaningful to the reader.
3.	SAB Topic 5 (P) requires a detailed discussion of significant restructuring charges be provided in Management’s Discussion and Analysis. While we note your Management’s Discussion and Analysis describes certain aspects of your restructuring efforts, we believe that the following additional disclosures in future filings would be useful to investors for each separately initiated plan:
•	Include detailed disclosures regarding the expected effects of your restructuring plan on future earnings and cash flows.

•	Actual savings achieved in later periods should be quantified and described.

•	Significant variances between anticipated and actual savings should be disclosed and the reasons for (and anticipated impact of) these variances discussed.
     Response:
We would like to highlight to the Staff that the Company currently discloses the expected effects of our restructuring plans on future earnings through our disclosure on page 34 of our Form 10-K, as follows:
“We believe that the potential savings in cost of goods sold achieved through lower depreciation and reduced employee expenses as a result of our restructurings will be offset in part by reduced revenues at the affected facilities.”
We respectfully submit that while there are actual cost savings achieved in later periods associated with certain of the components of the restructuring actions, such as employee-related costs and lower depreciation, there is clearly an offsetting impact resulting from the reduction in revenue at the associated downsized or closed operations. The Company believes that the quantification of the actual savings should consider this offsetting reduction in revenues resulting from our restructuring activities, which is not practical to capture and therefore rendering the quantification of actual savings in later periods not feasible. Accordingly, any disclosure of actual savings achieved would be misleading in

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the Company’s opinion, and disclosure of significant variances between anticipated and actual savings is not meaningful.
As we have concluded that we cannot reliably estimate the net savings resulting from our restructuring activities, we believe that out best estimate for the expected effects of our restructuring plans on future cash flows is highlighted in our disclosure in Footnote 10, which provides details about our historical and expected future cash outflows with respect to our identified restructuring activities. We would like to highlight to the Staff that Management’s Discussion and Analysis cross-references the reader to the above footnote for further discussion. The Company supplementary advises the Staff that we will incorporate this estimate of the expected effects of our restructuring plans on future cash flows in our Management’s Discussion and Analysis in future filings.
Note 13. Business and Asset Acquisitions and Divestitures, page 80
4.	We note that in various instances in this note, you attribute the fair value of acquired assets and liabilities to “third-party valuations”. Please note that if you elect to continue to reference the independent and third-party appraisals in your Form 10-K and Form 10-Q, you should revise future filings to name the independent valuation expert on all pages in the filing where they are referenced in support of fair value measurement conclusions. Also, note the appraisers should be disclosed in the Experts section of any registration statements filed that include your financial statements and you should include their consent as an exhibit thereto.
     Response:
The Company advises the Staff that, beginning with the Company’s Form 10-Q for the quarter ended December 31, 2006, the Company has removed all references to “third-party valuations” from its disclosures. The Company further advises the Staff that future filings will continue to omit such references.
5.	During fiscal 2006, you completed a series of acquisitions that were individually not significant to your operations. When a series of’ immaterial business combinations are completed during a fiscal period, paragraph 53 of SFAS 141 requires the disclosure of the number of entities acquired, a brief description of those entities, the aggregate cost of the acquired entities including amounts paid in equity interests, and the aggregate amount of goodwill or intangible assets acquired if significant to the purchase price. Please revise future disclosure of insignificant acquisitions to comply.
     Response:
The Company advises the Staff that for immaterial business acquisitions, the aggregate cost of the acquired entities and the aggregate amount of goodwill and intangible assets

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has been disclosed in Note 13. The Company further advises the Staff that it will ensure future filings include the disclosures required by paragraph 53 of SFAS 141.
Note 16. Discontinued Operations, page 85
6.	We see that on April 16, 2006 you entered into a definitive agreement to sell your Software Development and Solutions business to an affiliate of Kohlberg Kravis Roberts & Co. for $600 million in cash consideration and a $250 million face value note. Please tell us how you believe your accounting and presentation of the sale complied with SFAS 144. We are especially interested in why you believe the required timing of your accounting for the sale was appropriate given the transaction occurred in April 2006 which is in your fiscal 2007 first quarter. Revise future filings as necessary to address our concerns.
     Response:
The Company advises the Staff that as of March 31, 2006 (the end of the Company’s 2006 fiscal year), the Company had met the criteria of paragraph 30 of SFAS 144 with respect to the planned sale of the Software Development and Solutions business. Specifically, the criteria of paragraph 30 were evaluated as follows:
a.	Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).
During the third fiscal quarter of 2006, the Company’s management, including its CFO, commenced discussions with its advisors regarding alternatives to monetize the Company’s investment in the Software business, and on December 5, 2005, the Company’s Board of Directors created a committee of independent directors to evaluate the various alternatives. The Company engaged with its financial advisors to actively pursue qualified buyers which resulted in the Software business being marketed through a competitive bid process. Based on the receipt of offers in the competitive bid process, including an offer from Kohlberg Kravis & Roberts & Co. (“KKR”), which the committee of independent directors reviewed on February 7, 2007, and the progress of negotiations with KKR, management was authorized and, as of March 31, 2006, was committed to a plan to sell the asset.
b.	The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).
As the Software business was run as a nonintegrated operation already prior to the proposed sale, no significant actions were necessary to prepare the disposal group for immediate sale.

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c.	An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.
As noted in a. above, a buyer had already been identified as of March 31, 2006.
d.	The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31.
Further to the discussion in a. above, as of March 31, 2006, negotiations with KKR were at an advanced stage, and management and the Board committee considered the sale probable. Based on the expected timetable, the Company’s management had reason to believe that the sale would be completed within one year. The sale was ultimately consummated in September 2006.
e.	The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
As noted in a. above, the Company engaged with its financial advisors to actively pursue qualified buyers through a competitive bid process. As of March 31, 2006 the sale to KKR was imminent at a sale price that was reasonable in relation to the Software business’ current fair value established via this competitive bid process.
f.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
As of March 31, 2006, the Company and KKR were nearing the completion of a definitive agreement for the sale of the Software business. Based on the status of these discussions, management of the Company believed that it was unlikely that any significant changes would be made to the plan of disposal, or that the plan would be withdrawn. We supplementally advise the Staff that no significant changes to the plan of disposal were in fact made between March 31, 2006 and April 13, 2006, the date of the definitive agreement.
Further, the Company determined that the disposal group constituted a ‘component’ in accordance with Paragraph 41 of SFAS 144. Given that the criteria of Paragraph 30 were met, and the disposal group constituted a component, the Company believed it was appropriate to present the Software business as a discontinued operation for the year ended March 31, 2006 and for all periods presented. The Company further advises the Staff that other than the presentation of the Software business as a discontinued operation, there were no accounting implications of the definitive agreement signed in April 2006. Rather, the Company recorded a gain on the sale upon consummation during the second fiscal quarter of 2007.

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Form 10-Q for the Quarter Ended September 30, 2006
Note B — Summary of Accounting Policies, page 7
7.	We see you disclose herein that your first and second fiscal quarters end on the Friday closest to the last day of each respective calendar quarter. We also see your second quarter of fiscal 2007 includes the period July 1, 2006 through and including September 29, 2006, and is presented as of the three and six months ended September 30, 2006.
•	Tell us why management believes such presentation is appropriate.

•	Please have your auditors explain why they believe that the review report on the consolidated balance sheet dated September 30, 2006 and income statements and cash flows for the period ended September 30, 2006, although the actual period apparently ended on September 29, 2006, is appropriate and complies with PCAOB standards.
Revise future filings to include financial statements as of and for the periods ended on your actual fiscal quarter or year end date.
     Response:
The Company advises the Staff that it used the end-of-month dating convention solely for the convenience of the readers of the financial statements. At the Staff’s request, future filings will be amended to include financial statements as of and for the periods ended on the Company’s actual fiscal quarter and year-end dates.
In order to be consistent with the Company’s presentation and in order to avoid any confusion between the dates included in the review report and those dates presented in the consolidated balance sheets and the statements of operations and cash flows, our auditors have consistently used the end of the calendar month as the date of their reports. The Company advises the Staff that in future filings, the auditors’ reports will reference financial statements as of and for the periods ended on the Company’s actual fiscal quarter and year-end dates.
Form 8-K filed January 30, 2007
8.	We note that you present your non-GAAP measures and reconciliations in the form of adjusted statements of operations. This format may be confusing to investors as it also reflects several non-GAAP measures, including (and not necessarily limited to) non-GAAP cost of sales, non-GAAP restructuring and other charges, non-GAAP gross profit, non-GAAP SG&A, non-GAAP operating income, non-GAAP intangible amortization, non-GAAP interest and other expense net, non-GAAP loss on divestitures of operations, non-GAAP income (loss) before income taxes, non-GAAP provision for (benefit from) income taxes, non-GAAP income (loss) from continuing operations, non-GAAP income

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from discontinued operations (net of tax), non-GAAP net income, non-GAAP basic net income per share and non-GAAP diluted net income per share which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.
•	To eliminate investor confusion, please remove the adjusted statements of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.
     Response:
The Company advises the Staff that, in all future filings, when presenting non-GAAP measures, the Company will include a reconciliation to the most directly comparable GAAP measure for each non-GAAP measure presented. Please see the format in Exhibit A to this Letter that the Company proposes to present in the future for the reconciliations of (i) non-GAAP gross profit to GAAP gross profit, (ii) non-GAAP SG&A to GAAP SG&A, (iii) non-GAAP operating income to GAAP operating income, (iv) non-GAAP intangible amortization to GAAP intangible amortization, (v) non-GAAP interest and other expense, net to GAAP interest and other expense, net, (vi) non-GAAP provision for (benefit from) income taxes to GAAP provision for (benefit from) income taxes, (vii) non-GAAP net income to GAAP net income, and (viii) non-GAAP diluted EPS to GAAP diluted EPS. The Company will present a similar reconciliation for any additional non-GAAP measures presented in future filings. In addition, the Company will provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including why the Company’s management believes that presentation of the non-GAAP financial measures provides useful information to investors and, to the extent material, the additional purposes for which the Company’s management uses the non-GAAP financial measures. Please see the disclosures in Exhibit A that the Company proposes to present in the future. For press releases included in Forms 8-K furnished pursuant to Item 2.02 of Form 8-K, the Company will discontinue presenting an adjusted statement of operations. Management confirms that it uses each of these measures, as set forth in the enhanced disclosures set forth in Exhibit A. The Company will only include additional non-GAAP

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measures if (i) management uses such measures, (ii) a reconciliation to the most directly comparable GAAP measure is presented, and (iii) the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K are included.
Additionally, the Company confirms that its Form 8-K filed on January 30, 2007 has not been incorporated by reference into a 1933 Act registration statement.
9.	While there is no per se prohibition against removing a recurring item, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. However, if there is a past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identity the special nature of the charge, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. In such circumstances, Item 10(e) of Regulation S-K would not permit the use of the non-GAAP financial measure. In addition, inclusion of such a measure may be misleading absent the following disclosure, which should be specific to each measure and not a broad overall, vague disclosure:
•	the substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•	the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use the measure; and

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
Refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please revise future filings as necessary to address our concerns.
     Response:
The Company advises the Staff that it will include the following disclosures as to each non-GAAP measure presented in all future filings:
•	the substantive reasons why management believes the non-GAAP measure provides useful information to investors;

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•	the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management’s decision to use the measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; and
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure.
Please see the disclosures in Exhibit A that the Company proposes to present in the future, subject to changes to reflect the non-GAAP measures presented and the particular circumstances relating to the non-GAAP measures.
In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-696-6918.

Very truly yours,
/s/ Jeffrey N. Ostrager
Jeffrey N. Ostrager

cc:	Kevin Kuhar, Staff Accountant Thomas J. Smach, Flextronics International Ltd. Chris Collier, Flextronics International Ltd. John W. Kelm, Deloitte & Touche LLP

EXHIBIT A
FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES (1)
(In thousands, except per share amounts)

		Three Months Ended December 31,		Nine Months Ended December 31,
		2006	2005	2006	2005

GAAP gross profit		$289,149	$173,517	$703,516	$591,024
Stock-based compensation expense		1,708	—	3,560	—
Restructuring charges	(2)	—	63,115	95,683	129,150

Non-GAAP adjusted gross profit		$290,857	$236,632	$802,759	$720,174

GAAP SG&A expenses		$135,884	$96,198	$403,366	$354,587
Stock-based compensation expense		6,346	—	19,758	—
Delphi bad debt reserve	(3)	—	(15,000)	—	—
Restructuring and other charges	(2)	—	—	9,619	—

Non-GAAP adjusted SG&A expenses		$129,538	$111,198	$373,989	$354,587

GAAP operating income		$153,265	$64,172	$299,585	$206,290
Stock-based compensation expense		8,054	—	23,319	—
Restructuring and other charges	(2)		68,557	105,866	151,592
Delphi bad debt reserve	(3)		(15,000)		—
Other — executive separation costs	(4)		7,705		7,705

Non-GAAP adjusted operating income		$161,319	$125,434	$428,770	$365,587

GAAP intangible amortization		$7,794	$8,910	$23,520	$28,890
Intangible amortization		7,794	8,910	23,520	28,890

Non-GAAP adjusted intangible amortization		$—	$—	$—	$—

GAAP interest and other expense, net		$16,791	$21,885	$77,063	$67,692
Intangible amortization		1,530	2,325	5,728	2,325

Non-GAAP adjusted interest and other expense, net		$15,261	$19,560	$71,335	$65,367

GAAP provision for (benefit from) income taxes		$10,089	$(7,368)	$(1,224)	$59,912
Intangible amortization	(5)	(135)	451	(341)	1,490
Divestiture of operations	(5)	—	—	—	68,652
Restructuring and other charges	(5)	—	(1,950)	(23,012)	(12,289)

Non-GAAP adjusted provision for taxes		$10,224	$(5,869)	$22,129	$2,059

GAAP net income		$118,591	$41,954	$387,964	$98,214
Stock-based compensation expense		8,054	—	23,874	—
Restructuring and other charges	(2)	—	68,557	105,866	151,592
Intangible amortization		9,324	14,018	34,451	43,268
Loss/(gain) on divestiture of operations		—	3,126	(181,228)	(67,569)
Delphi bad debt reserve	(3)	—	(15,000)	—	—
Other — executive separation costs	(4)	—	7,705	—	7,705
Adjustment for taxes	(5)	(135)	(1,950)	(14,680)	86,164

Non-GAAP adjusted net income		$135,834	$118,410	$356,247	$319,374

Diluted net income per share:
GAAP		$0.20	$0.07	$0.66	$0.16

Non-GAAP		$0.23	$0.20	$0.60	$0.53

A-1

FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
NOTES TO RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL
MEASURES
(1) Non-GAAP Financial Measures — To supplement Flextronics’ financial data presented on a basis consistent with Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude certain charges, including non-GAAP gross profit, non-GAAP selling, general and administrative expenses, non-GAAP operating income, non-GAAP intangible amortization, non-GAAP interest and other expense, net, non-GAAP provision for (benefit from) income taxes, non-GAAP net income and non-GAAP net income per diluted share. These supplemental measures exclude, among other things, stock-based compensation expense, restructuring charges, intangible amortization, gains or losses on divestitures and certain other items. These non-GAAP measures are not in accordance with or an alternative for GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all of the amounts associated with Flextronics’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Flextronics’ results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures. We compensate for the limitations of our non-GAAP financial measures by relying upon our GAAP results to gain a complete picture of our performance.
In calculating our non-GAAP financial measures, we exclude certain items to facilitate our review of the comparability of the Company’s operating performance on a period-to-period basis because such items are not, in our view, related to the Company’s ongoing operational performance. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts and strategic plans, for calculating return on investment, and for benchmarking performance externally against our competitors. In addition, our management’s incentive compensation is determined using these non-GAAP measures. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing our results “through the eyes” of management in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:
•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.
The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliations of these non-GAAP financial measures:
Stock-based compensation expense consists of non-cash charges incurred as a result of the Company’s adoption of SFAS 123R relating to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact the application of SFAS 123R has on its operating results.
Restructuring charges include severance, impairment, lease termination, exit costs and other charges primarily related to the closures and consolidations of various manufacturing facilities. These costs may vary in size based on the Company’s restructuring activities, are not directly related to our ongoing or core business results, and do not reflect expected future operating expenses. These costs are excluded by the Company’s management in assessing current operating performance and forecasting its earnings trends, and are therefore excluded by the Company from its non-GAAP measures.

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Intangible amortization consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.
Gains or losses on divestiture of operations relate to discrete and unusual events associated with the sale of a non-core business of the Company. These gains or losses can vary significantly in size and do not reflect expected future operating results; therefore, it is useful to investors to highlight the specific impact of these items on the Company’s operating results. The Company’s management excludes these items when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP net income.
Other charges or gains consist of various other types of items that are not directly related to our ongoing or core business results, such as executive separation costs or reversals of bankruptcy bad debt provisions. We exclude these items because they do not affect our core operations. Excluding these amounts provide investors with a basis to compare our company performance against the performance of other companies without this variability.
Adjustment for taxes relates to the tax effects of the various adjustments that we incorporate into our non-GAAP measures in order to provide a more meaningful measure on non-GAAP net income.
With the exception of Net income and Diluted earnings per share, the reconciliations as presented in Exhibit A and discussed further below represent results from continuing operations. Net income and Diluted earnings per share represent results for both continuing and discontinued operations.
(2)	During the nine-month period ended December 31, 2006, the Company recognized restructuring charges for impairment, lease termination, exit costs and other charges related primarily to the disposal and exit of certain real estate owned and leased by the Company in order to reduce its investment in property, plant and equipment.

During the three and nine-month periods ended December 31, 2005, the Company recognized restructuring charges primarily related to the closures and consolidations of various manufacturing facilities.
(3)	During the quarter ended December 31, 2005, the Company reversed a bad debt provision previously recognized in the quarter ended September 30, 2005 associated with accounts receivable with Delphi, as the receivables were subsequently collected.
(4)	The Company recognized executive separation costs during the three and nine-month periods ended December 31, 2005 related to the retirement of Michael E. Marks from his position as Chief Executive Officer.
(5)	The Company recognized $135 thousand and $1.7 million (including $1.3 million attributable to discontinued operations) in tax benefits related to the amortization of our intangible assets during the three and nine-month periods ended December 31, 2006, and a tax benefit of $23.0 million related to its restructuring activities during the nine-month period ended December 31, 2006. The Company also recognized a $10.0 million provision in discontinued operations related to the divestiture of its Software Development and Solutions business during the nine-month period ended December 31, 2006.

The Company realized $2.0 million and $12.3 million in tax benefits related to its restructuring activities during the three and nine-month periods ended December 31, 2005, a tax benefit of $0 and $462 thousand (including $462 thousand and $2.0 million attributable to discontinued operations, respectively) related to the amortization of its intangible assets during the three and nine-month periods ended December 31, 2005, respectively, and a tax provision of $98.9 million (including $30.3 million attributable to discontinued operations) related to the divestiture of its Semiconductor and Network Services division during the nine-month period ended December 31, 2005.

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